Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation

Commission File No. 000-09756

On January 26, 2005, William S. Demchak, Vice Chairman and Chief Financial Officer of The PNC Financial Services Group, Inc. (“PNC”), gave a presentation to investors at the Smith Barney Citigroup Financial Services Conference in New York, New York. This presentation was accompanied by a series of electronic slides that included information pertaining to the financial results of PNC and the proposed acquisition of Riggs National Corporation. A copy of those slides and related material was previously furnished on January 26, 2005 by PNC on a Current Report on Form 8-K.

PNC

The PNC Financial Services Group, Inc.

Smith Barney Citigroup

Financial Services Conference

New York, NY

January 26, 2005